Exhibit (a)(1)

October 16, 2007

Dear Community Option Holder:

    As you may know,Community Banks, Inc. has entered into an agreement and plan of merger, dated as of April 30, 2007, as amended and restated on July 25, 2007 (referred to as the “merger agreement”), pursuant to which Community will be acquired by Susquehanna Bancshares, Inc. through a merger of Community with and into Susquehanna (referred to as the “merger”).  The merger agreement provides that, subject to the right described in the following sentence, at the effective time of the merger, each Community stock option issued under Community’s stock option plans which is outstanding at the effective time of the merger will be assumed by Susquehanna and become exercisable for shares of Susquehanna common stock.  Pursuant to the merger agreement, Community and Susquehanna agreed to give holders of Community options the right to cancel those options in exchange for cash, subject to certain conditions, in lieu of having those options converted into Susquehanna options.  This letter is to notify holders of Community options of this cash election right and is accompanied by and contains important information regarding this right.  Your ability to exercise this right will expire at 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  This offer cannot be extended.

Summary of Material Terms of Cash Election Right

            The following bullets describe the most material terms of the cash election right described in this letter and in the other materials being furnished to Community option holders:

  Immediately prior to the effective time of the merger, all outstanding unvested options to acquire Community stock will become fully vested and exercisable.

  Community is offering each Community option holder the opportunity to elect to cancel all or a portion of his or her outstanding Community options in exchange for a cash payment.

  Each Community option holder desiring to cancel any outstanding options in exchange for a cash payment must execute and deliver to Community an option cancellation agreement and complete other documents by the deadline specified in this letter (the “Notice Letter”).

  The cash payment to be paid to a Community option holder who elects to cancel a Community option is equal to the product of (i) the excess, if any, of (x) $34.00 over (y) the exercise price per share of Community common stock subject to the option, multiplied by (ii) the total number of shares of Community common stock subject to the option immediately prior to its cancellation.  The cash payment would be payable on the effective date of the merger of Community into Susquehanna.

  Option cancellation agreements will be effective only if received by Community on or prior to the 29th day (November 14, 2007) after the mailing date of the Notice Letter to the option holders.

  A Community option holder may keep the options and not cash them out.

  Each unexercised Community option that is not cashed out and that remains outstanding as of the effective date of the merger will be assumed by Susquehanna and converted into an option to purchase shares of Susquehanna common stock upon Susquehanna’s filing of a registration statement with the Securities and Exchange Commission.

  Each Community option assumed by Susquehanna will continue to have the same terms and conditions as in effect immediately prior to the effective date of the merger, except that:

            ∙           All Community options will be fully vested,

      ∙           The number of shares of Susquehanna common stock subject to each assumed Community option will be equal to the product of the number of  shares  of Community common stock that were subject to the option immediately prior to the effective date of the merger multiplied by 1.48 (rounded down to the nearest whole number of shares of Susquehanna common stock), and

      ∙           The per share exercise price for the shares of Susquehanna common stock subject to each assumed Community option will be equal to the quotient determined by dividing the per share exercise price of the Community option immediately prior to the effective date of the merger by 1.48, rounded up to the nearest whole cent.

For a more complete description of the offer to pay Community option holders cash in exchange for cancellation of their Community options, see the information in the rest of this Notice Letter and the document entitled “Additional Information Regarding the Cash Election Right” attached as Exhibit (a)(2).

    Pursuant to the cash election right, each Community option as to which the cash election right is exercised will be canceled in exchange for an amount in cash calculated as follows:

·         the amount, if any, by which $34.00 exceeds the exercise price for each share of Community common stock subject to the Community option for which the cash election is made,

multiplied by

·         the number of shares of Community common stock subject to the Community option for which the cash election is made.

If you exercise your cash election right with respect to options granted on a particular grant date and the exercise price for the options granted on that particular grant date exceeds $34.00, the election with respect to those particular options will not be recognized, and those options will be converted into Susquehanna stock options notwithstanding your election.  All cash amounts will be paid in U.S. dollars from cash on hand and will be reduced by any amounts withheld for taxes under applicable tax law.  No interest will be paid, regardless of any delays in making payment.

    The cash election right applies to all Community options that are outstanding at the time the cash election period expires.  If an option holder were granted both incentive stock options and non-qualified stock options on the same date, the option holder may exercise or not exercise the cash election with respect to (i) all incentive stock options; (ii) all non-qualified stock options; or (iii) all options granted on that specific date.  If on a specific date, an option holder had been granted only incentive stock options or only non-qualified stock options, then, the cash election must be exercised as to all of an option holder’s Community options granted on that specific grant date or none of the options granted on that date.  Subject to an option holder’s ability to treat the two types of stock options (incentive and non-qualified) differently as described in this paragraph, if a Community option holder were granted options on different dates, a cash election may be made with respect to all of the option holder’s options granted on one or more specific dates and with respect to none of the options granted on other dates.  In no case, however, will cash elections with respect to only some of the incentive stock options or only some of the non-qualified stock options granted on a specific grant date be effective or accepted.  For your convenience, the enclosed cancellation agreement includes the number of options, the corresponding exercise price and the status of the option as an incentive stock option or nonqualified stock option for each option grant that you received that was outstanding as of October 1, 2007.  You should be advised, however, that Community’s records as to the number of outstanding options govern, and if your options have terminated or the information contained on such cancellation agreement is incorrect for any reason, Community’s records and not the enclosed cancellation agreement shall govern.  Community is not sending documents relating to the cash election right to holders of stock options whose options will, by their terms, expire on or before November 14, 2007, which is the date on which the cash election right will expire.  THE CASH ELECTION RIGHT APPLIES ONLY TO COMMUNITY OPTIONS THAT ARE OUTSTANDING AT THE TIME THE CASH ELECTION PERIOD EXPIRES.  DURING THE CASH ELECTION PERIOD, YOU MAY CONTINUE TO EXERCISE YOUR VESTED COMMUNITY OPTIONS IN ACCORDANCE WITH THEIR TERMS.  NEITHER COMMUNITY NOR SUSQUEHANNA WILL HAVE ANY LIABILITY OR OBLIGATION UNDER ANY COMMUNITY OPTIONS THAT EXPIRE BY THEIR TERMS DURING THE CASH ELECTION PERIOD.

    The cash election right is subject to the completion of the merger described in the Joint Proxy Statement/Prospectus that is enclosed with this letter.  If the merger is not completed, any cash elections made will be deemed ineffective and all Community options will remain subject to their existing terms.

    Holders of Community options must properly complete and return the enclosed cancellation agreement to exercise the cash election right. Completed cancellation agreements can be sent in the enclosed return envelope, or by mail or courier, to Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 1711. Completed cancellation agreements must be received by Community in one of the ways described above no later than 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  If your fully completed cancellation agreement is not received by that time, your election will not be recognized, and your options will be converted into Susquehanna stock options notwithstanding your attempted election.

    Community reserves the right to terminate the cash election right prior to the expiration of the cash election period and not accept any cash elections made prior to such termination:

·          if the merger is terminated;

·         if Community or Susquehanna reasonably determines that there is an undue risk that the cash election right could be deemed a tender offer for securities of the same class of securities as Community common stock;

·         if any law or regulation makes the cash election right illegal or otherwise prohibited; or

·         if any judgment, injunction, order or decree enjoins Community from providing the cash election right or accepting cash elections.

    If you choose not to exercise your cash election right and your options remain outstanding as of the closing of the merger, your unvested Community options, if any, will vest and all of your Community options will be assumed by Susquehanna and will become exercisable for shares of Susquehanna common stock, as described on page 59 of the Joint Proxy Statement/Prospectus under the heading “THE MERGER - Treatment of Community Stock Options.” The number of shares of Susquehanna common stock issuable upon exercise of each assumed Community option will be equal to (a) the number of shares of Community common stock issuable upon exercise of the Community option prior to the effective time of the merger multiplied by (b) 1.48.  The exercise price for such assumed Community options will be equal to (i) the exercise price in effect for the Community options prior to the effective time of the merger divided by (ii) 1.48.  Although your assumed Community options will only be exercisable for Susquehanna common stock following the merger, the other terms and conditions governing your assumed Community options will be unaffected.

    Enclosed are some additional materials regarding the cash election right, a stock option cancellation agreement, and a copy of the Joint Proxy Statement/Prospectus, which describes the merger.  Please note that the Joint Proxy Statement/Prospectus relates to special meetings of the shareholders of Susquehanna and Community, which took place on October 2, 2007.  If you are also a Community shareholder, you may have been eligible to vote on the matters described in the proxy statement at the special meeting.  Option holders were not eligible to vote on such matters.  We are supplying you with a copy of the Joint Proxy Statement/Prospectus solely to give you more information about the merger.  Community option holders should read all of these materials carefully before deciding whether to make a cash election, and should consult their individual tax and legal advisors with any questions.

Sincerely,

Richard Soulies
                                    SVP, Director of Human Resources